Exhibit 8

PRINCIPAL SUBSIDIARIES

Smith & Nephew plc

Subsidiary Undertakings

Company	Country of Incorporation
Smith & Nephew (Europe) B.V.	Netherlands
Smith & Nephew (Overseas) Limited	England & Wales
Smith & Nephew, Inc.	United States
Smith & Nephew Consolidated, Inc.	United States
Smith & Nephew Finance S.a.r.l.	Luxembourg
Smith & Nephew Management B.V.	Netherlands
Smith & Nephew Orthopaedics AG	Switzerland
Smith & Nephew PTE Limited	Singapore
Smith & Nephew USD Limited	England & Wales
T. J. Smith and Nephew, Limited	England & Wales

All companies trade under the name of Smith & Nephew and deal with Medical Device products.